DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com
Jason C. Harmon
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170
November 2, 2005
VIA FACSIMILE (202) 772-9210 AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Adam Halper

Re:	Visual Networks, Inc.
Revised Preliminary Schedule 14A
Filed on October 28, 2005
File No. 0-23699
Ladies and Gentlemen:
     This letter is submitted on behalf of Visual Networks, Inc. (“Visual Networks”) in connection with my telephone conversation with Adam Halper on Wednesday, November 2, 2005. As a result of that conversation and in response to comments raised by Mr. Halper in that conversation, enclosed are proposed changed pages to Visual Networks’ Revised Preliminary Schedule 14A. As discussed, if these changes are acceptable, Visual Networks will file a Definitive Schedule 14A reflecting these changes. A copy of this letter will also be filed by EDGAR as soon as reasonably practicable.
     Thank you very much for your attention to this matter. We hope that our responses to your comments address the issues raised in our telephone conversation and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.
Sincerely,
/s/ Jason C. Harmon
Jason C. Harmon
Serving clients globally

     The terms of the Notes are complex. The summary of the Notes is qualified by reference to the actual form of Note which is attached as Annex A to this proxy statement. Stockholders are urged to refer to such annex.
Pro forma Financial Information
     The financial statements set forth below show the receipt by the Company of the net proceeds from the issuance and sale of the Notes and application of the proceeds therefrom. Stockholders are urged to refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s financial statements contained in the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 and the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and the Company’s Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2005.

	June 30,			June 30,
	2005			2005
	(As	Proforma
	reported)	Adjustments		(Proforma)
Assets
Assets
Current assets:
Cash and cash equivalents	$4,294	$4,000	(1)	$8,294
Accounts receivable, net of allowance of $409	9,098	—		9,098
Inventory, net	3,331	—		3,331
Other current assets	1,017	(34	)(3)	983

Total current assets	17,740	3,966		21,706
Property and equipment, net	1,583	—		1,583

Total assets	$19,323	$3,966		$23,289

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$7,022	$—		$7,022
Deferred revenue	2,340	—		2,340
Short-term debt	4,000	(4,000	)(1)	—
Convertible debentures, net of unamortized debt discount of $112	1,888	(1,888	)(1)	—

Total current liabilities	15,250	(5,888)		9,362

Derivative Liability	—	1,931	(2)	1,931
Long-term debt, net of unamortized debt discount of $1,931	—	8,069	(2)	8,069

Total long-term liabilities	—	10,000		10,000

Total liabilities	15,250	4,112		19,362

Stockholders’ equity:
Common stock, $.01 par value; 200,000,000 shares authorized, 34,655,691 shares issued and outstanding	346	—		346
Additional paid-in capital	478,685	—		478,685
Warrants	2,087	—		2,087
Deferred compensation	(77)	—		(77)
Accumulated deficit	(476,968)	(146	)(3)	(477,114)

Total stockholders’ equity	4,073	(146)		3,927

Total liabilities and stockholders’ equity	$19,323	$3,966		$23,289

(1)	Cash collected from the Notes of $10 million and the repayment of $2 million of previously outstanding indebtedness and the repayment of $4 million of the Silicon Valley Bank line of credit.
(2)	Derivative liability associated with the Notes and measured in accordance with EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
(3)	Loss on early extinguishment of debt associated with the early repayment of $2 million of previously outstanding indebtedness consisting of accelerated amortization of debt discount of $112,000 and debt issuance costs of $34,000.

      The Company hereby incorporates by reference Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s financial statements contained in the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2004 and the Company’s financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and the Company’s Quarterly Report on Form 10-Q, as amended, for the quarter ended June 30, 2005. The information incorporated by reference is considered by the Company to be part of this proxy statement and the information that the Company files with the Securities and Exchange Commission will automatically update and supercede this information. Stockholders may obtain copies of the Company’s Form 10-K, quarterly reports on Form 10-Q, current report on Form 8-K and amendments to those reports free of charge on the Company’s corporate website at http://www.visualnetworks.com. The information on the Company’s website is not incorporated by reference in this proxy statement.
     The Company will provide a copy of the documents the Company incorporates by reference, at no cost, to any person who receives this proxy statement. A person may request a copy of these filings, by writing or telephoning the Company at the following:
Visual Networks, Inc.
2092 Gaither Road
Rockville, Maryland 20850-4013
Attention: Chief Financial Officer
(301) 296-2300
Board Recommendation
     The Board of Directors unanimously recommends that stockholders vote “FOR” approving the issuance of the shares upon conversion of the Notes.

     If such approval is not obtained by December 6, 2005, the Company will be in default under the Notes. If an event of default occurs and is continuing under the Notes, the Investors have the right to, among other things, declare all amounts under the Notes to be immediately due and payable and to realize on their collateral interest in our assets. If the Investors demand repayment of the Notes, it is unlikely that the Company would be able to repay the Notes when due and, if the Company cannot obtain alternative financing or implement an alternative solution to address its cash flow needs, the Company may have to seek protection under federal bankruptcy laws.
The Board of Directors recommends voting “FOR” approval of the issuance of the shares.
PROPOSAL NO. 2: PROPOSAL TO GRANT AUTHORITY TO ADJOURN THE SPECIAL MEETING
The Adjournment Proposal
     If, at the Special Meeting, the number of shares of the Company’s Common Stock present or represented and voting in favor of the approval of the issuance of the shares is insufficient to adopt that proposal under applicable law, Lawrence S. Barker and Donald E. Clarke, the Company’s President and Chief Executive Officer and Executive Vice President, Chief Financial Officer and Secretary, respectively, and each of them individually, the proxy holders, intend to move to adjourn the Special Meeting in order to enable the Company’s Board of Directors to solicit additional proxies in respect of the approval of the issuance of the shares. In that event, the Company will ask its stockholders to vote only upon the adjournment proposal, and not the proposal regarding the issuance of the shares.
     In this proposal, the Company is asking its stockholders to authorize the holder of any proxy solicited by the Company’s Board of Directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the Special Meeting to another time and place for the purpose of soliciting additional proxies. If the stockholders approve the adjournment proposal, the Company could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously voted. Among other things, approval of the adjournment proposal could mean that, even if the Company had received proxies representing a sufficient number of votes against the issuance of the shares to defeat that proposal, the Company could adjourn the Special Meeting without a vote on the issuance of the shares and seek to convince the holders of those shares to change their votes to votes in favor of the issuance of the shares.
Board Recommendation
     The Board of Directors believes that if the number of shares of the Company’s Common Stock present or represented at the Special Meeting and voting in favor of the issuance of the shares is insufficient to approve that proposal, it is in the best interests of the Company’s stockholders to enable the Company’s Board of Directors to continue to seek to obtain a sufficient number of additional votes in favor of the issuance of the shares to bring about its approval.
The Board of Directors recommends that you vote “FOR” the adjournment proposal.

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